

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 24, 2022

Heidy Chow
Chief Financial Officer
Snail, Inc.
12049 Jefferson Blvd
Culver City, CA 90230

      Re: Snail, Inc.
          Amendment No. 1 to Draft Registration Statement on Form S-1
          Submitted January 3, 2022
          CIK No. 0001886894

Dear Ms. Chow:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated December 2, 2021.

Amendment No. 1 to Draft Registration Statement on Form S-1

Presentation of Financial and Other Information, page iii

1.   Your discussion of non-GAAP measures on page iii appears to place undue prominence on non-GAAP measures. As this disclosure is already included elsewhere in the filing, please consider removing the discussion on page iii. Refer to Rule 421(d) of Regulation C and Question 102.10 of the Non-GAAP Compliance and Disclosure Interpretations.

<u>Prospectus Summary, page 1</u>

2.   We note that you disclose over 48.9 million installs of the Ark: Survival
Evolved franchise through June 2021. Please clarify whether any of these downloads
were part of a free promotion.

<u>Financial Statements</u>
<u>Research and Development, page F-11</u>

3.   We note your response to comment 19. Please address Studio Wildcard's
current development of ARK 2 games. Explain how ARK 2 games' research and
development projects have been and will be funded. Describe for us any research and
development contracts, arrangements and understandings with related parties such as
Studio Wildcard and SDE, Inc. Tell us the extent to which Snail and/or Snail's related
parties directly or indirectly provide such funding.

<u>Note 5 - Accounts Receivable - Related Party, page F-18</u>

4.   We have considered your response to comment 20 and note that your gaming revenues
held by SDE appear to have historically been a significant component of your current
assets, working capital deficit and cash flows from operations. Tell us and disclose here
and also in Management's Discussion and Analysis whether you plan to continue the
practice of allowing your related party, SDE, to collect and hold cash flows from your
gaming revenues after the offering.   In this regard, address the expected impact of the
future retention of your gaming revenue cash flows on your liquidity and capital
resources. Address any material risk and uncertainties regarding the ultimate remission of
such funds by SDE to you. See Item 303(b)(1)(i) of Regulation S-K.

<u>Intangible Assets, page F-19</u>

5.   We note in your response to comment 21 that you determined the carrying values of your
intangible assets acquired from related parties based on the projected cash flow generated
from the gaming revenue, quoted market values and third-party independent appraisals.
Please provide us an analysis that, for each intangible asset acquired from a related party,
indicates:
   • the related party and describes the nature of the relationship;
   • if they were under common control with Snail and/or SDE or their principal owners
     and or officers; and
   • the related party's historical cost basis in the asset.
Also, tell us your consideration of whether or not such assets should be reported based
upon the related party's cost basis.

   You may contact Joseph Kempf, Senior Staff Accountant, at (202) 551-3352 or Robert Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Patrick Faller, Staff Attorney, at (202) 551-4438 or Jeff Kauten, Staff Attorney, at (202) 551-3447 with any other questions.

             Sincerely,

             Division of Corporation Finance
             Office of Technology

cc: Byron Rooney